Mail Stop 3561

August 8, 2008

Howard G. Berger, M.D.
Principal Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, California, New York 90025

>   **Re:**   **RadNet, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 001-10593**

Dear Dr. Berger:

        We have reviewed your filing and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation of Directors and Executive Officers, page 29

1. We note the statement on page 24 that in January 2007 the board formed a committee to determine salaries and "incentive compensation." You also discuss compensation tied to performance under "Performance Objectives" on page 25, "Performance Criteria" on page 33, and elsewhere. Please advise us whether the company uses performance targets in setting, evaluating, or providing compensation. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either

corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Summary Compensation Table, page 29

2. We note references to compensation paid to executive officers by BRMG on pages 29, 37, and elsewhere. With a view to disclosure in future filings, advise us if the compensation committee's objectives and process for determining compensation are the same regardless of whether payments are from the company or BRMG.

Certain Relationships and Related Party Transactions, page 37

3. We note you disclose that BRMG paid 79% of its gross amounts collected for the professional services it rendered for the year ended December 31, 2007. In future filings, in addition to the percentage amount, please disclose the dollar amount of payments from BRMG, or advise. See Item 404(a) of Regulation S-K.

* * * * * *

Closing comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Dr. Howard G. Berger
RadNet, Inc.
August 8, 2008
Page 3

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey Linden, Esq.
       FAX: (310) 445-2980